December 17, 2007

VIA EDGAR

Ms. Pam Howell

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

This letter, furnished today via EDGAR, sets forth West Corporation’s (“West” or the “Company”) response to the Staff’s comment letters, dated December 4, 2007 and August 21, 2007, providing comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”). The response in this letter corresponds to the numbered paragraphs of the comment letters. We have included the Staff’s comments along with West’s response to aid the review process. The response in this letter is provided on a supplemental basis.

Form 10-K for the year ended December 31, 2006

Filed February 28, 2007

File No. 000-21771

Comment # 1-

We reissue comment six from our letter dated August 21, 2007. You have not provided a detailed analysis as to why disclosure of the targets would result in competitive harm. You refer to these targets as “stretch” goals that would provide competitors with insight into the company’s strategic planning. It is unclear how disclosure of these targets would provide such insight, especially since the prior fiscal year for which the targets applied has passed and the actual financial results of that fiscal year are available. Please either provide us with a detailed explanation for your conclusion that disclosure of the targets would result in competitive harm or disclose such information in future filings. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Comment #6 – August 21, 2007 SEC Comment Letter

You have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your executive officers to earn their portion of projected annual cash bonuses paid quarterly based upon meeting or exceeding objective financial goals for the quarter, the pre-tax net income bonus objective for the Communications Services segment, the 2006 net income objective and the performance objectives used to determine the bonus for Mr. Stangl, and the performance objectives established to determine the bonus for Mr. Etzler. Please disclose these specific established targets or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we note the discretionary bonuses to recognize results or efforts that are not reflected in financial measurements. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). Provide clear disclosure of how these discretionary bonuses were determined. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response to Comments

There were three components to Mr. Stangl’s 2006 bonus calculation. The first component was based on the percentage of achieving the predetermined 2006 pre-tax income objective for the Communication Services segment. The second component provided for a bonus only if the pre-tax income of the Communication Services segment exceeded the 2006 pre-tax income. The third component was based on West Corporation’s achievement of a predetermined 2006 net income objective. Mr. Stangl’s 2006 pre-tax income objective for the Communication Services segment was $122.0 million. The 2006 pre-tax income results achieved by the Communication Services segment after adjustments for recapitalization transaction related expenses and Vertical Alliance was $136,962,603. This resulted in a $350,000 bonus for meeting the objective. For exceeding the objective Mr. Stangl was paid a bonus of 2% on the excess or $299,395 (.02 x ($136,969,750 - $122,000,000)). The 2006 net income objective for West Corporation was established when the Company provided its guidance in December 2005. That guidance indicated net income of $150 million to $160 million. In 2006, net income was $68,762,544. However, these results were adjusted for bonus calculation purposes by expenses incurred as a result of the recapitalization and accelerated FAS 123(R) costs incurred as a result of the recapitalization. Adjusted net income for bonus calculation purposes was $184.1 million. This resulted in a $100,000 bonus. Accordingly, Mr. Stangl’s total non-equity incentive plan compensation for the three components was $749,395 ($350,000 + 299,395 + $100,000).

Mr. Etzler’s 2006 bonus calculation for the operating results of the Conferencing Services segment was composed of two parts, a revenue component and an operating income before amortization expense component. 2006 revenue achieved was $607,506,420 versus a budget of $571,244,233. The actual revenue exceeded the budget by 6.35%. After applying the plan multiple of three, this resulted in a bonus factor of 1.19. 2006 operating income adjusted for recapitalization expenses was $194,514,351 versus a budget of

$159,367,002. The actual adjusted operating income exceeded the budget by 22.1%. After applying the plan multiple of three, this resulted in a bonus factor of 1.662. The two bonus factors are equally weighted, resulting in a 1.426 bonus factor applied to the target company profitability bonus of $350,000, or $499,112. Mr. Etzler’s West Corporation net income objective was the same as Mr. Stangl’s noted above and resulted in a $100,000 bonus. Accordingly, Mr. Etzlers’s total non-equity incentive plan compensation was $599,112 ($499,112 + $100,000).

To the extent that the bonus programs are structured similarly to the 2006 bonus programs, the Company intends in its future filings to disclose the applicable performance objectives described above.

Closing

West Corporation hereby represents that:

•	West Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings;

•	West Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•	This letter acts to confirm our responses filed in our previous letter dated September 21, 2007.

The response is supplemental information which the Company is furnishing as correspondence in EDGAR. Please contact me at 402-963-1241 with Staff questions or comments on this response letter.

Very truly yours,

/s/ Paul M. Mendlik
Paul M. Mendlik
Executive Vice President
Chief Financial Officer - Treasurer